Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

TONGON PASSES MAJOR MILESTONE AS RANDGOLD CONTINUES TO HUNT FOR MORE

Abidjan, Côte d’Ivoire, 24 October 2015 – Randgold Resources’ Tongon gold mine has paid off its shareholders’ loans of $448 million, used to partially fund its capital investment of $580 million, thereby moving it into a dividend-paying position, chief executive Mark Bristow announced here today.

Speaking at the mine’s quarterly briefing for local media, Bristow described this as a significant achievement, particularly in the context of a global gold mining industry currently characterised by capital write-downs and impairments.

“Tongon has already paid close to $90 million to the Ivorian state in the form of royalties and taxes and the country will now benefit even more from the dividends the government will receive through its 10% carried interest in the mine as well as the increased revenue when Tongon starts paying full corporate tax at the end of this year,” Bristow said. He noted that since its commissioning five years ago, Tongon had also contributed more than $600 million to the Ivorian economy in the form of payments to local suppliers and had invested almost $6 million in community upliftment projects.

“Ongoing exploration around Tongon has increased its reserves after depletion by 18% since 2009, extending its remaining life by another year. We also continue to look for more multi-million ounce deposits elsewhere in this highly prospective country, and we are about to launch our biggest-ever exploration drive in Côte d’Ivoire. This will include a fresh look at the Nielle permit, which hosts Tongon, and a geophysical survey, followed by a diamond drilling programme, across our holdings in the north of the country,” he said.

He also cited Tongon as a particularly good example of the success of Randgold’s policy of recruiting, training and empowering nationals of its host countries to run world-class mines in Africa. The mine’s workforce is 97% Ivorian and only two members of its management team are not Ivorians.

Tongon has won the President’s Award as the best mine in Côte d’Ivoire for two successive years.

ENQUIRIES:

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+44 788 071 1386	+223 66 75 61 36	+44 20 7557 7738
+223 66 75 01 22	+223 20 20 16 94	randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.